UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

THE NEW HOME COMPANY INC.

(Name of Subject Company (Issuer))

NEWPORT MERGER SUB, INC.

(Name of Filing Person (Offeror))

A direct wholly owned subsidiary of

NEWPORT HOLDINGS, LLC

(Name of Filing Person (Offeror))

APOLLO MANAGEMENT IX, L.P.

(Name of Filing Person (Offeror))

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

645370107

(CUSIP Number of Class of Securities)

Newport Merger Sub, Inc.

c/o Apollo Management IX, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Taurie M. Zeitzer

Brian Scrivani

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$172,508,942	$18,821.00

*

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 18,160,613 shares of common stock, par value $0.01 per share (“Shares”), of The New Home Company Inc., a Delaware corporation (“New Home”), issued and outstanding multiplied by the offer price of $9.00 per Share, (ii) 851,996 Shares issuable pursuant to outstanding restricted stock unit awards multiplied by the offer price of $9.00 per Share, and (iii) the net offer price for options to purchase 410,762 Shares with an exercise price less than $9.00 per Share (which is calculated by multiplying the number of Shares underlying such in-the-money stock options by an amount equal to $9.00 per Share minus the weighted average exercise price of $5.60 per Share of such options). The foregoing share figures have been provided by New Home and are as of August 4, 2021, the most recent practicable date.

*

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021, issued August 26, 2020, by multiplying the Transaction Valuation by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $18,821.00	Filing Party: Apollo Management IX, L.P.
Form or Registration No.: Schedule TO-T	Date Filed: August 10, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 10, 2021 by Newport Merger Sub, Inc. (the “Offeror”), a Delaware corporation and a wholly owned subsidiary of Newport Holdings, LLC (“Parent”), a Delaware corporation. The Schedule TO relates to the tender offer by the Offeror for any and all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of The New Home Company Inc., a Delaware corporation (the “Company” or “New Home”), at a purchase price of $9.00 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 2021 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule A thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11, and Item 12, as reflected below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The Offer and withdrawal rights expired as scheduled at 12:00 a.m., New York City time, on September 8, 2021. The Depositary and Paying Agent has indicated that, as of the Expiration Time, a total of 16,334,654 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 89.95% of the issued and outstanding Shares as of the Offer Expiration Time.

The number of Shares validly tendered and not withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, the Offeror irrevocably accepted for payment all such Shares validly tendered into and not withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, the Offeror acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of New Home pursuant to Section 251(h) of the DGCL. Accordingly, on September 8, 2021, the Offeror expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which the Offeror will merge with and into New Home, with New Home surviving as a wholly owned subsidiary of Parent. At the Effective Time, each outstanding Share issued and outstanding immediately prior to the Effective Time (other than Shares owned directly by New Home (or any wholly owned subsidiary of New Home), Parent, the Offeror or any of their respective affiliates, in each case immediately before the Effective Time, and Shares owned by any stockholders who have properly demanded their appraisal rights in accordance with Section 262 of the DGCL), will be cancelled and automatically converted into the right to receive the Offer Price. Following the Merger, all Shares will be delisted from NYSE and deregistered under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWPORT MERGER SUB, INC.

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

NEWPORT HOLDINGS, LLC

By:	Newport Holdings Parent, LLC, its sole member

By:	Newport Parent Corporation, its sole member

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC, its general partner

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

Dated: September 8, 2021

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 10, 2021.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on August 10, 2021.*

(a)(5)(A)	Press Release, dated July 23, 2021, issued by The New Home Company Inc. and funds managed by affiliates of Apollo Global Management, Inc. (incorporated by reference to Exhibit 99.1 to The New Home Company Inc.’s Form 8-K, filed on July 23, 2021).*

(d)(1)	Agreement and Plan of Merger, dated as of July 23, 2021, by and among New Home, Parent and the Offeror (incorporated by reference to Exhibit 2.1 to The New Home Company Inc.’s Form 8-K, filed on July 26, 2021).*

(d)(2)	Equity Commitment Letter, dated as of July 23, 2021, pursuant to which certain funds managed by Management IX and Apollo NA have committed cash as capital to Parent.*

(d)(3)	Limited Guarantee, dated as of July 23, 2021, delivered by certain funds managed by Management IX and Apollo NA in favor of New Home.*

(d)(4)	Confidentiality Agreement, dated as of March 15, 2021, between Management IX and New Home.*

(d)(5)	Form of Tender and Support Agreement, dated as of July 23, 2021, among Parent, the Offeror and the stockholders listed therein (incorporated by reference to Exhibit 99.1 to The New Home Company Inc.’s Form 8-K, filed on July 26, 2021).*

(g)	None.

(h)	None.

*	Previously filed.

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